SECURI[...] ION

11017364

SEC Mail Processing Section

MAR 03 2011

Washington, DC

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46669

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Security Capital Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

260 Peachtree St Suite 2200
(No. and Street)

Atlanta	GA	30303
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Parr 404-949-7019
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arnold Gallivan Levesque PC
(Name – *if individual, state last, first, middle name*)

2810 Premiere Parkway Suite 200	Duluth	GA	30097
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Parr, Financial Principal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Security Capital Brokerage, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

David Parr, Financial Principal

Title

Narendra P. Patel

Notary Public 2-28-11

NARENDRA P. PATEL NOTARY EXPIRES GEORGIA SEPT. 19, 2012 PUBLIC FORSYTH COUNTY

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITY CAPITAL BROKERAGE, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2010

ASSETS

	2010
Cash and cash equivalents	$ 275,854
Total current assets	275,854
Property and equipment, net of accumulated depreciation of $1,399	3,151
Deposits	25,000
Total assets	$ 304,005

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued payroll	$ 79,874
Accounts payable	11,170
Total current liabilities	91,044
Stockholder's equity	
Common stock, no par value, authorized 1,000 shares; 200 shares issued and outstanding	-
Retained earnings	212,961
Total stockholder's equity	212,961
Total liabilities and stockholder's equity	$ 304,005

See accompanying notes.

SECURITY CAPITAL BROKERAGE, INC.

FINANCIAL STATEMENTS

For the Year Ended December 31, 2010

TABLE OF CONTENTS

Arnold Gallivan Levesque P.C.

2810 Premier Parkway
Suite 200
Duluth, Georgia 30097
P:770-622-9885•F: 770-622-9886
www.aglpc.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Security Capital Brokerage, Inc.

We have audited the accompanying statement of financial condition of Security Capital Brokerage, Inc., ("the Company") as of December 31, 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Capital Brokerage, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained within the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arnold Gallivan Levesque P.C.

February 24, 2011
Duluth, Georgia

SECURITY CAPITAL BROKERAGE, INC.
STATEMENT OF INCOME
For the year ended December 31, 2010

		2010
REVENUES		
Commissions	$	449,516
EXPENSES		
Brokerage commissions		2,129
General and administrative		351,889
Total expenses		354,018
Total operating income		95,498
OTHER INCOME		386
NET INCOME	$	95,884

See accompanying notes.

SECURITY CAPITAL BROKERAGE, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2010

	Common Stock		Additonal	Retained	Total
	Number of Shares	Amount	Paid-in Capital	Earnings	Stockholder's Equity
Balance, December 31, 2009	200	$ -	$ 66,350	$ 50,727	$ 117,077
Net income	-	-	-	95,884	95,884
Balance, December 31, 2010	200	$ -	$ 66,350	$ 146,611	$ 212,961

See accompanying notes.

SECURITY CAPITAL BROKERAGE, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2010

		2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	95,884
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		586
Deferred income taxes		(560)
Changes in operating assets and liabilities		
Accrued expenses		(8,473)
Accounts payable		1,719
Accrued payroll		(5,126)
Net cash provided by operating activities		84,030
Net increase in cash and cash equivalents		84,030
Cash and cash equivalents at beginning of year		191,824
Cash and cash equivalents at end of year	$	275,854

See accompanying notes.

1. **Organization and description of business**

Security Capital Brokerage, Inc. (the "Company"), a registered broker-dealer and member firm of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"), is a Georgia S Corporation formed to provide brokerage services primarily to institutional investors in equities.

2. **Summary of significant accounting policies**

Basis of accounting – The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other assets and liabilities in accordance with accounting principles generally accepted in the United States of America.

Revenue recognition – Security transactions are recorded on a trade date basis. Commission income and expenses are recorded on the settlement date and management fees are recorded on the offering date.

Cash and cash equivalents – The Company considers all cash and money market investments with maturities of three months or less to be cash equivalents.

Property and equipment - Property and equipment are recorded at acquisition cost in accordance with the guidance of FASB ASC 360. Expenditures for maintenance and repairs are charged to operations as incurred. Property replacements and betterments which extend the life of the asset are capitalized and subsequently depreciated. When the assets are sold or retired, the cost and accumulated depreciation are removed from the accounts and the resulting gains or losses are included in operations. For financial reporting purposes, the Company provides depreciation on property and equipment using the double declining balance method over the estimated useful lives of the respective assets, primarily 5 years.

Advertising costs - The Company expenses advertising costs as incurred. For the year ended December 31, 2010 advertising expense was $700.

Use of estimates – Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

2. Summary of significant accounting policies (continued)

Income taxes – The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*. FASB ASC 740-10-25 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in financial statements. Adoption of FASB ASC 740-10-25 is required for fiscal years beginning after December 15, 2008. The Company evaluates its uncertain tax provisions using the provisions of FASB ASC 450, *Contingencies*. Management believes there are no material estimates that should be accrued as of December 31, 2009, and does not anticipate a material impact from the adoption of FASB ASC 740-10-25 during the year ended December 31, 2010.

The Financial Accounting Standards Board (FASB) has released FASB ASC 740-10-25, which provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in financial statements. Adoption of FASB ASC 740-10-25 is required for fiscal years beginning after December 15, 2008. The Company evaluates its uncertain tax provisions using the provisions of FASB ASC 450-10-05. Management believes there are no material estimates that should be accrued as of December 31, 2010.

The Company has elected under the U.S. Internal Revenue Code to be taxed as an S Corporation. In lieu of corporate income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Fair value measurements - In September 2006, the Financial Accounting Standards Board issued FASB ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FASB ASC 820 was effective for the Company on January 1, 2008, with the exception of a one-year deferral for certain non-financial assets and liabilities. The requirements of FASB ASC 820 have been applied prospectively. The adoption of FASB ASC 820 does not have a material impact on the Company's financial statements.

FASB ASC 820-10-35-2 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income, and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs.

As a basis for categorizing these inputs, FASB ASC 820-10-35-37 establishes the following hierarchy, which prioritizes the inputs used to measure fair value from market based assumptions to entity specific assumptions:

2. **Summary of significant accounting policies (continued)**

Fair value measurements (continued)

- Level 1: Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.

- Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3: Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument's valuation.

The requirements of FASB ASC 820 do not have a material impact on the Company's financial statements. All assets and liabilities are valued with Level 1 inputs.

Recently issued accounting standards - In June 2009, the FASB issued FASB ASC 105, *Generally Accepted Accounting Principles (GAAP)*, which establishes the FASB Accounting Standards Codification as the sole source of authoritative generally accepted accounting principles. Prior FASB standards have been superseded by the Codification for periods ending on or after September 15, 2009.

Pursuant to the provisions of FASB ASC 105, the Company has updated references to GAAP in its financial statements issued for the period ended December 31, 2010. The adoption of FASB ASC 105 did not impact the Company's financial position or results of operations.

3. **Net capital requirements**

As a registered broker dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c 3-1 ("Rule 15c 3-1"). The rule states, in part, that a broker or dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers is required to maintain minimum net capital 6-2/3% of aggregate indebtedness, or $5,000, whichever is greatest. As of December 31, 2010, the Company has net capital of $209,810 as defined by Rule 15c 3-1, which exceeds its requirement of $6,070 by $203,740.

4. **Concentrations of credit risk**

The Company maintains cash balances at banks and other financial institutions. At various times during the year these balances may exceed Federal Deposit Insurance Corporation (FDIC) limits of $250,000. As of December 31, 2010, these balances did not exceed FDIC limits.

5. **Leases**

The Company leases office space and equipment in an operating lease agreement expiring in August 31, 2011. Lease payments are made monthly in the amount of $1,980. Future minimum rental payments under the Company's non-cancellable operating lease are $15,840 in 2011.

The Company had rental expense of $29,328 for the year ended December 31, 2010.

6. **Property and equipment**

Property and equipment at cost as of December 31, 2010 consists of the following classifications:

	2010
Computer hardware	$ 3,051
Server	1,499
Accumulated depreciation	(1,399)
	$ 3,151

Depreciation expense charged to operations totaled $586 for 2010.

7. **Defined contribution plan**

The Company has a defined contribution plan covering all eligible employees qualifying under Section 401(k) of the Internal Revenue Code. Under the provisions of the plan, participating employees may elect to contribute specific amounts of their salaries to a trust for investment. For the year ended December 31, 2010, contributions to the plan totaled $16,500.

8. **Simplified employee pension plan**

The Company has a simplified employee pension (SEP) plan covering all eligible employees. Under the provisions of the plan, participating employees may elect to contribute specific amounts of their salaries to a trust for investment. For the year ended December 31, 2010, contributions to the plan totaled $29,625.

9. Subsequent events

Subsequent events have been evaluated through February 24, 2011, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Arnold Gallivan Levesque P.C.

2810 Premier Parkway
Suite 200
Duluth, Georgia 30097
P:770-622-9885•F: 770-622-9886
www.aglpc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Security Capital Brokerage, Inc. (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arnold Gallivan Levesque P.C.

February 24, 2011
Duluth, Georgia

SECURITY CAPITAL BROKERAGE, INC.
STATEMENT OF EXEMPTION FROM COMPLIANCE UNDER RULE15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Schedule I

Net Capital		
Total stockholders' equity	$	212,961
Add liabilities subordinated to claims of general creditors and deferred taxes allowable in computation of net capital		-
Deduct total non-allowable assets		(3,151)
Net capital before haircuts on securities		209,810
Haircuts on securities		-
Net Capital	$	209,810
Aggregated Indebtedness		
Accounts payable and accrued expenses		91,044
Total Aggregate Indebtedness	$	91,044
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	6,070
Excess Net Capital	$	203,740
Percentage of aggregate indebtedness to net capital		43%
Reconciliation of Net Capital Computation under Rule 17a-5(d)(4) of the Securities and Exchange Act of 1934:		
Net Capital, as reported in Company's unaudited Part II of Form X-17A-5	$	209,810
Audit adjustment to record additional expenses and liabilities		-
Net Capital, as reported in Company's audited financial report	$	209,810

See Independent Auditors' Report.

SECURITY CAPITAL BROKERAGE, INC.
STATEMENT OF EXEMPTION FROM COMPLIANCE UNDER RULE15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Schedule II

The Company is exempt from compliance with Rule 15c3-3 under Section (k)(2)(i) of the Rule. The Company does not carry security accounts for customers, perform custodial functions relating to customer securities, or clear or introduce customer transactions. The Company was in compliance with the conditions of the exemption as of December 31, 2010.

See Independent Auditors' Report.